Filed by AXIS Capital Holdings Limited
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: PartnerRe Ltd.
Commission File No.: 001-14536

DJ PartnerRe Rejects $6.4 Billion Takeover Offer From Italy’s Exor — 2nd Update

The Wall Street Journal Online

12:48 PM Eastern Daylight Time May 04, 2015

By Eric Sylvers

PartnerRe Ltd. on Monday rejected an unsolicited $6.4 billion takeover offer from Italy’s Exor SpA and said it would stick with a previous plan to merge with rival insurer Axis Capital Holdings Ltd.

To sweeten the terms of the deal with Axis, PartnerRe will pay its shareholders a special dividend of $11.50 a common share before the transaction closes.

PartnerRe said it held extensive talks with Exor, which owns a controlling stake in car maker Fiat Chrysler Automobiles NV, but that the Italian holding company refused to improve the terms of its offer. Exor last month offered $130 a share in cash for PartnerRe, which the Italian company said represented a 16% premium to the all-share PartnerRe-Axis deal before the special dividend announced Monday.

“I can say that anybody that looks solely at the merits of the merger we are pursuing would realize it is very hard and nearly impossible to compete [with the deal],” PartnerRe Chairman Jean-Paul Montupet said in an interview. “They should have the good sense to stay away.”

Exor said Monday that it remains “fully committed” to its offer for PartnerRe and that the proposed special dividend will weaken its takeover target by reducing the company’s capital by more than $550 million.

“Exor’s proposal is financially superior, with no financing conditions, can be completed swiftly and will retain and build upon PartnerRe’s highly talented management and employees,” Exor said in a statement.

PartnerRe shareholders will be called upon at a not-yet-determined date to vote on the merger with Axis. At the end of last year, institutional investors owned more than 90% of PartnerRe with the biggest shareholder being Vanguard Group Inc. with an 8% stake.

Mr. Montupet, on a conference call Monday, said he had spoken on the phone several times with John Elkann, Exor’s chairman and chief executive, whom, he said, made clear he had no intention of increasing the offer price. The two also met face-to-face to discuss Exor’s offer, he said.

“They gave us a number, we didn’t like it and we told them,” Mr. Montupet said on the conference call, adding that there was no discussion with Mr. Elkann as to whether Exor would turn to a hostile bid in its effort to grab PartnerRe.

Unless Mr. Elkann can muster the support of enough PartnerRe shareholders to scuttle the plans of the reinsurer’s management, he will have to turn elsewhere to achieve his previously stated goal of diversifying Exor’s holdings.

In addition to owning about a third of Fiat Chrysler, Exor has two other main investments—an 81% stake in real-estate-services Cushman & Wakefield, which has been put on the block, and 27% of farm-equipment maker CNH Industrial.

Mr. Elkann, a scion of the Agnelli family that founded Fiat more than a century ago, has been looking to diversify Exor’s holdings and has said that funds from the Cushman & Wakefield sale would be plowed into a new investment.

PartnerRe has countered Mr. Elkann’s argument that PartnerRe would be better off as an independent company and Monday reiterated its assessment that it will squeeze $200 million in synergies through its merger with Axis. If the deal goes through, Axis shareholders will end up owning a little more than 51% of the company after the merger with the rest held by Axis shareholders.

The combined PartnerRe-Axis would have a market value of $11.3 billion based on the companies’ share prices the day before the Exor offer. The merger is on schedule to be completed in the third quarter, Mr. Montupet said on the conference call.

Axis CEO Albert Benchimol said in an interview that the combination is part of “an evolution” of the reinsurance industry as pension funds and other investors pour money into reinsurance in search of alternatives to low-yielding conventional bond investments.

Leslie Scism contributed to this article.

Write to Eric Sylvers at eric.sylvers@wsj.com

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(END) Dow Jones Newswires

DJ Correction to PartnerRe Article

2:07 PM Eastern Daylight Time May 04, 2015

PartnerRe shareholders, not Axis shareholders, will end up owning a little more than 51% of the company after the merger with the rest held by Axis shareholders. “PartnerRe Rejects $6.4B Takeover Offer From Italy’s Exor,” at 7:20 EDT, and subsequent updates at 8:56 a.m. and 12:48 p.m., misstated who would hold that proposed stake in the combined company.

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(END) Dow Jones Newswires

May 04, 2015 14:07 ET (18:07 GMT)

Copyright (c) 2015 Dow Jones & Company, Inc.

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 27, 2014, May 16, 2014 and January 29, 2015. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.